As filed with the Securities and Exchange Commission on October 2, 2002.

                     FORM U-6B-2/CERTIFICATE OF NOTIFICATION

         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and electric and gas utility subsidiary of Cinergy Corp., a registered holding company, hereby affirms that it has issued the following securities under an exemption from Section 6(a) of PUHCA:

1.       Type of security:  Debentures (the "Debentures").

2.       Issue, renewal or guaranty:  Issuance.

3.       Principal amount:  $500,000,000.

4.       Annual rate of interest:  5.7%.

5.       Date of issue:  September 23, 2002.

6.       Date of maturity:  September 15, 2012.

7. Acquirer(s) of the Debentures: J.P. Morgan Securities Inc., ABN AMRO Incorporated, Salomon Smith Barney Inc., McDonald Investments Inc., Banc of America Securities LLC and Scotia Capital (USA) Inc.

8.       Collateral:  None.

9.       Net proceeds to CG&E:  Approximately $496,570,000.

10.      Use of proceeds:  Repayment of short-term indebtedness.

11.      Exemption claimed:  Rule 52(a).


                                       The Cincinnati Gas & Electric Company


                                            By: /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Treasurer

Dated:  October 2, 2002